Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27 and Non-Cumulative Floating Rate Class B Preferred Shares, Series 28

TORONTO, April 25, 2019 – Further to the announcement by Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) on March 29, 2019, the Bank today announced the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27 (the “Preferred Shares Series 27”) and Non-Cumulative Floating Rate Class B Preferred Shares, Series 28 (the “Preferred Shares Series 28”).

With respect to any Preferred Shares Series 27 that remain outstanding after May 25, 2019, commencing as of such date, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the five-year period commencing on May 25, 2019, and ending on May 24, 2024, will be 3.852 per cent, being equal to the sum of the five-year Government of Canada bond yield as at April 25, 2019, plus 2.33 per cent, as determined in accordance with the terms of the Preferred Shares Series 27.

With respect to any Preferred Shares Series 28 that may be issued on May 27, 2019, being the first business day following the conversion date of May 25, 2019, identified in the Preferred Shares Series 27 prospectus, which falls on a Saturday, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of the actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the three-month period commencing on May 25, 2019, and ending on August 24, 2019, will be 4.002 per cent, being equal to the sum of the three-month Government of Canada Treasury bill yield as at April 25, 2019, plus 2.33 per cent, as determined in accordance with the terms of the Preferred Shares Series 28.

Beneficial owners of Preferred Shares Series 27 who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (EDT) on May 10, 2019.

Conversion enquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $807 billion as of January 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

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Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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